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                      [CENTERPOINT ENERGY, INC. LETTERHEAD]

July 15, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

      Re: Acknowledgments Related to Request for Acceleration of Effectiveness of Registration Statement on Form S-4 of CenterPoint Energy, Inc. (File No. 333-123182)

Ladies and Gentlemen:

            In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated April 6, 2005 from H. Christopher Owings, Assistant Director, with respect to the Registration Statement on Form S-4 (Registration No. 333-123182) (the "Registration Statement") of CenterPoint Energy, Inc. (the "Company"), the Company hereby acknowledges in connection with its request for acceleration of effectiveness of the Registration Statement that:

                  - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                  - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

                  - the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Very truly yours,

                                          CenterPoint Energy, Inc.

                                          By: /s/ Richard B. Dauphin
                                              ----------------------------------
                                                  Richard B. Dauphin
                                                  Assistant Corporate Secretary

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cc:   Pradip Bhaumik
      Securities and Exchange Commission

      James S. Brian
      Linda Geiger
      Rufus S. Scott
      CenterPoint Energy, Inc.

      Gerald M. Spedale
      James H. Mayor
      Baker Botts L.L.P.